

July 23, 2013

Via E-mail
Eric M. Fogel, Esq.
Lathrop & Gage LLP
155 North Wacker Drive, Suite 3050
Chicago, IL 60606-1787

    Re: Donegal Group Inc.
           Schedule TO-T/A filed by Gregory Mark Shepard
           Filed July 19, 2013
           File No. 005-39100

Dear Mr. Fogel:

We have reviewed your amendment and your correspondence dated July 19, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

Offer to Purchase

Source and Amount of Funds, page 17

1.   We note that in amending and restating this section, the bidder has deleted the following disclosure which appeared in previous amendments:

- "No part of the Class A Shares or Class B Shares currently held by Offeror is pledged as collateral for any loan, and Offeror has no agreement to do so." (Amendment No. 4 filed on April 22, 2013) We note that the statement in Amendment No. 9 that "Offeror does not have a margin or other borrowing arrangement in place" refers to his Class A Shares, but not his Class B Shares.
- "In addition, Offeror currently has no agreement to pledge any Class B Shares acquired pursuant to this Offer as collateral for any loan." (Amendment No. 4 filed on April 22, 2013)
- "Offeror has no plan or agreement to sell any of his Class A Shares or Class B Shares in the foreseeable future, other than as a result of a merger of the Company with another

insurance company, with respect to which Offeror has no specific plan or agreement."
(Amendment No. 4 filed on April 22, 2013)

- "Offeror has no liabilities that are due and payable prior to the Expiration Date, other than immaterial liabilities for which Offeror has set aside sufficient funds to pay when due." (Amendment No. 8 filed on June 13, 2013)
- "Offeror's illiquid assets consist primarily of farmland and residences, and a relatively small proportion of Offeror's illiquid assets consists of personal property." (Amendment No. 8 filed on June 13, 2013)

Please tell us, with a view toward revised disclosure, why this information has been deleted. If there have been no material changes with respect to this information that was previously disclosed, please restate the section in its entirety, including the information described above.

2.   In addition, we note that the disclosure of the bidder's net worth and illiquid-asset holdings is now "as of March 15, 2013." Please confirm that there have been no material changes with respect to the information that was previously disclosed.

3.   We note the following statement in the correspondence dated July 19, 2013, in response to comment 3 in our letter dated June 17, 2013: "Furthermore, Mr. Shepard acknowledges that he is legally required to comply…with Rule 14d-4(d)(1) by promptly disseminating any such material change to security holders in a manner reasonably designed to inform them of such material change, <u>in which event he would be prohibited from withdrawing his Offer</u> for five business days following such dissemination, in accordance with the position of the SEC Staff set forth in footnote 70 of Release No. 34-23421 (July 11, 1986)." (emphasis added) We note that the underlined portion of that statement is inaccurate for the following reason. If during that time period an event triggers a listed offer condition, the bidder should inform security holders how he intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition can be determined only upon expiration. Refer to comment 10 in our letter dated April 2, 2013. The bidder may terminate the offer, even if he has just extended the offer for an unrelated material change. However, if he decides to waive the condition in lieu of terminating the offer, or if none of the conditions are triggered, then the bidder should hold the offer open for a minimum of five business days, according to the aforementioned Commission guidance. Please confirm the bidder's understanding of these points in your response letter.

Please direct any questions to me at (202) 551-3317 or, in my absence, Perry J. Hindin, Special Counsel, at (202) 551-3444. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions